ARCH CHEMICALS, INC.
501 Merritt Seven
Norwalk, Connecticut 06851

January 9, 2007

Mr. John Hartz
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Arch Chemicals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
File No. 001-14601

Dear Mr. Hartz:

Thank you for your letter dated December 22, 2006 on the above-referenced matter. In reply to your comment, Arch Chemicals, Inc. (the “Company”) is providing the following response. For your convenience, our response follows your comment which is reproduced below.

Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006

1.
We note your response to prior comment 4 which indicates your view that the fair value of your performance awards is the same as the intrinsic value or the market value of your stock at each reporting date. However, your performance awards do not settle for a number of years, during which time the market value of your shares will change, depending on the volatility of your share price. Because the market value of your shares does not reflect this component, or time value, the market value of your shares does not appear to be the same as the fair value of your performance awards. However, we acknowledge that as the settlement date nears, the time value of the awards will decline to zero. As such, please clarify for us whether the market value of your shares differed materially from the fair value of your performance awards. In this regard, please provide us with your analysis of the quantitative and qualitative factors pursuant to SAB 99 for each quarter in 2006, as they relate to the time value component of your awards.

RESPONSE:

We have considered your comments above concerning volatility and time value on these instruments and their impact on fair value and continue to believe that the accounting we have applied for these instruments is correct. Utilizing either a Black Scholes or binomial lattice model, we believe there would be no difference between the calculated fair value and the market value of our instruments since our nonvested share units have an inherent “exercise” price of zero. That is, any combination of expected term and volatility assumptions entered into such models will return a value equal to the intrinsic value if the exercise price is $0. Further, because our nonvested share units participate in common share dividends, no difference would arise between the fair value calculated by these models and market value as the assumed dividend yield assumption utilized in the models would be zero. We believe this result reflects the notion in the definition of “Intrinsic Value” included in Appendix E of SFAS No. 123R which states, in part, that “A nonvested share may be described as an option on that share with an exercise price of zero. Thus, fair value of a share is the same as the intrinsic value of such an option on that share.” We also continue to believe the accounting we have applied is supported by paragraph A7 of SFAS No. 123R that states, in part, that “awards to employees of a public entity of shares of its common stock, subject only to a service or performance condition for vesting (nonvested shares), should be measured based upon the market price of otherwise identical (that is, identical except for the vesting condition) common stock at the grant date.” We also note a similar statement in paragraph 22 of SFAS No. 123R to the effect that while the fair value of share options have a time value component, the fair value of equity shares do not.

As a result, the Company does not believe that a SAB 99 analysis is required. We understand from the Staff’s responses in this matter that it expects there to be a difference between fair value and market value for these awards until ultimate settlement based upon time value and volatility. If the Staff still does not agree with the Company’s analysis and conclusion, the Company believes a conference call to help the Company better understand the Staff’s position would be appropriate. We expect that this would help facilitate a prompt resolution to this remaining open comment.

If you have any further questions, please feel free to contact me at 203-229-3728 or Steven Giuliano at 203-229-2678.

Very truly yours,

/s/ Louis S. Massimo
Louis S. Massimo
Executive Vice President and
Chief Financial Officer

cc: Melissa Rocha